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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Klein Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 5th Avenue (14th Floor)
(No. and Street)

NY	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Jay Taragin
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public

OATH OR AFFIRMATION

I, Lee Jay Taragin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Klein Group LLC, as of December 31st, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JOSEPH A. MENDOLA
Notary Public, State of New York
No. 02ME4934409
Qualified in New York County
Commission Expires May 23, 20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
The Klein Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Klein Group, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2010.

Marcum LLP

Melville, NY
March 1, 2021

MARCUMGROUP
MEMBER

THE KLEIN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets		
Cash	$ 5,706,273	
Restricted cash	177,439	
Accounts receivable	8,586,665	
Securities owned, at fair value	1,327,150	
Operating lease right-of-use asset	8,655,267	
Prepaid expenses	456,648	
Property and equipment, net	1,504,882	
Total Assets		$ 26,414,324
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$ 399,600	
Due to member	620,000	
Accrued bonus	2,000,000	
Operating lease liability	9,259,273	
Total Liabilities		12,278,873
Commitments and Contingencies		
Member's Equity		14,135,451
Total Liabilities and Member's Equity		$ 26,414,324

The accompanying notes are an integral part of these financial statements.

THE KLEIN GROUP, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2020

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The Klein Group, LLC (the "Company") was formed in September 1998 under the laws of the State of Florida as Capitalink L.L.C. On April 20, 2010, in connection with a Membership Interest Purchase Agreement, M. Klein and Company, LLC ("M. Klein LLC") purchased 100% of the Company's interest. The Company changed its name to The Klein Group, LLC on April 29, 2010. As a limited liability company, the member's potential liability is limited to the assets available in the operating entity. The Company's registration as a broker-dealer with the Securities and Exchange Commission (the "SEC") became effective on March 11, 1999. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company's business consists of providing advisory services to its clients. Effective October 6, 2020, the Company was additionally approved to serve as a Firm Commitment Underwriter.

As provided for in the Company's limited liability company operating agreement (the "LLC Agreement"), the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement.

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to December 31, 2020 through the date these financial statements were issued for matters that required disclosure or adjustment in these financial statements. In February 2021, the Company made a distribution to M. Klein LLC totaling $5,000,000. On February 24, 2021, the Company was named as a defendant with multiple defendants in a securities class action lawsuit, Civil Action No. 1:21-cv-1640 see Note 9 – Commitment and Contingencies

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2020, the Company had no cash equivalents. The Company maintains cash with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

RESTRICTED CASH

Restricted cash represents cash, which the Company is required to maintain in money market accounts in the form of a certificate of deposit as collateral for security for a lease of its office space.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company extends unsecured credit in the normal course of business to its clients. The allowance for doubtful accounts reflects management's best estimates of probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience and other currently available evidence. At December 31, 2020, an allowance for doubtful account is not provided since in the opinion of management, all accounts are deemed collectible. Accounts receivable net of the allowance at December 31, 2020 represents amounts principally due from three customers.

FAIR VALUE MEASUREMENTS

Accounting Standards Codification ("ASC") 820 – Fair Value Measurement defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENTS (CONTINUED)

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal
market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly. Investments which would generally be included in this category are publicly traded securities with restrictions.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization; The costs of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts. Art is carried at historical cost. Depreciation is not required to be provided on art that has an indefinite life and there is no expected reduction in value with the passage of time; however, the carrying amount of the art will be reviewed when there is evidence of impairment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, the Company recognizes such impairment in the event the net book value of such assets exceeds the future net cash flows expected to be generated by the assets. There was no impairment of long-lived assets on December 31, 2020.

LEASES

The Company accounts for its leases in accordance with ASC 842, Leases. The Company is a lessee in noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Lease payments are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases. ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term see Note 6- Leases.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is treated as a disregarded entity for income tax purposes as it files consolidated tax returns with its sole member. M. Klein LLC is treated as a partnership for income tax purposes and accordingly, is not subject to federal and state income taxes in any jurisdiction. Each member of M. Klein LLC is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. The Company is subject to New York City Unincorporated Business Tax ("UBT").

The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income tax expense. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, tax returns for three years from the date of filing remain subject to examination by the tax authorities as of December 31, 2020.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, the Company served as a strategic advisor and earned success fees from a merger and $2,500,000 was outstanding in the company's accounts receivable and was received in February 2021.

At December 31, 2020 the amounts, due to member for its portion of UBT is $620,000, which is recorded on the accompanying statement of financial condition.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31, 2020:

	Amount	Estimated Useful Lives
Furniture and fixtures	$866,286	7 Years
Computer equipment	391,793	5 Years
Leasehold improvements	977,312	Term of Lease
Art	176,680	Indefinite
	2,412,071	
Less: accumulated depreciation and amortization	(907,189)	
Property and Equipment, Net	$1,504,882	

NOTE 5 - RETIREMENT PLAN

The Company sponsors The Klein Group, LLC, 401(k) Plan (the "Plan), a defined contribution plan for the benefit of the Company's eligible employees. Eligible participants may join the Plan after 6 months of full-time employment. All funds are self-directed by the participant. The Company's employer contributions are discretionary. For the year ended December 31, 2020, the Company will contribute $156,970 to employee accounts as part of the safe harbor provision of the Plan. This amount is recorded in accrued expenses and other liabilities in the accompanying statement of financial condition.

NOTE 6 – LEASES

The Company entered into an operating lease for the office space it currently occupies on September 30, 2014. The lease became effective on June 16, 2015 for a term of 10 years with each of the parties having the right to terminate after 5 years with the terminating party paying a $500,000 cancellation fee. The lease provided for free rent for the first 10 months of the lease. In June 2018, the Company entered into a lease amendment whereby 1) the $500,000 cancellation fee payment was removed and 2) additional office space was leased, which the Company took possession during the year ended December 31, 2019. The Company has obligations as a lessee for office space with initial non-cancelable terms in excess of one year. The Company classifies these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area

NOTE 6 – LEASES (CONTINUED)

maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Maturities of lease liabilities under these leases, which have a weighted average remaining term of approximately 5 years, as of December 31, 2020, are as follows:

For the Year Ending December 31,	Amount
2021	$ 1,957,391
2022	1,982,676
2023	2,058,340
2024	2,058,340
2025	2,058,340
2026	514,585
Total future minimum lease payments	10,629,672
Less imputed interest	(1,370,399)
Total operating lease liabilities	$ 9,259,273

NOTE 7 – FAIR VALUE MEASUREMENT

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, restricted cash, accounts receivable, prepaid expenses and accrued expenses and other liabilities.

During the year ended December 31, 2020, the Company received shares of unregistered common stock of an actively traded New York Stock Exchange public company in the amount of $10,789,840 as success fees from a merger.

The fair values of publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified as Level 1 in the fair value hierarchy. There were no transfers between Level 1 and Level 2 investments during the year ended December 31, 2020.

NOTE 8 - PAYROLL PROTECTION PROGRAM LOAN

On May 27, 2020, the Company. entered into a loan with Wells Fargo Bank, N.A. as the lender in an aggregate principal amount of $878,892 ("PPP Loan") pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the U.S. Small Business Administration ("SBA"). Payments are deferred for at least the first six months and payable in 18 equal consecutive monthly installments of principal and interest commencing upon expiration of the deferral period of the PPP Loan Date.

GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on facts and circumstances outlined below, the Company determined it most appropriate to account for the PPP Loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 ("IAS 20"), Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." IAS 20 does not define "reasonable assurance"; however, based on certain interpretations, it is analogous to "probable" as defined in FASB ASC 450-20-20 under GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). Further, IAS 20 permits for the recognition in earnings either separately under a general heading such as other income, or as a reduction of the related expenses. The Company has elected to recognize government grant income separately within other income to present a clearer distinction in its consolidated financial statements between its operating income and the amount of net income resulting from the PPP loan and subsequent expected forgiveness. The Company believes this presentation method promotes greater comparability amongst all periods presented.

NOTE 8 - PAYROLL PROTECTION PROGRAM LOAN (CONTINUED)

The Company has performed initial calculations for the PPP loan forgiveness according to the terms and conditions of the SBA's Loan Forgiveness Application (Revised June 24, 2020) and, based on such calculations, expects that the PPP Loan will be forgiven in full, based on usage of related proceeds, over a period less than 24 weeks. In addition, the Company has determined it is probable the Company will meet all the conditions of the PPP loan forgiveness. However, there can be no assurances that the Company will ultimately meet the conditions for forgiveness of the loan or that the Company will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.

The Company plans to submit the PPP loan forgiveness application in the near term. In accordance with the terms and conditions under the Payroll Protection Program Flexibility Act of 2020 (the "Flexibility Act"), the lender has 60 days from receipt of the completed application to issue a decision to the SBA. If the lender determines that the borrower is entitled to forgiveness, in whole or in part, of the amount applied for under the statute and applicable regulations, the lender must request payment from the SBA at the time the lender issues its decision to the SBA. The SBA will, subject to any SBA review of the loan or loan application, remit the appropriate forgiveness amount to the lender, plus any interest accrued through the date of payment, not later than 90 days after the lender issues its decision to the SBA. The amount the Company borrowed is within the "safe-harbor" limitations of the SBA. Although the Company believes it is probable that the PPP Loan will be forgiven, the Company cannot provide any objective assurance that it will obtain forgiveness in whole or in part.

Pursuant to the Flexibility Act, the Company's PPP loan agreement will be amended in the event that no amount or less than all of the PPP Loan is forgiven. In addition, starting in August 2021, the Company will be required to make principal and interest payments, or an adjustment amount based on the loan amendment over the remaining term of the PPP Loan until such time the loan is fully settled.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

LETTER OF CREDIT

The Company has approximately $177,000, which represents approximately 102% of the required security deposit for the operating lease effective June 16, 2015, in a standby letter of credit as of December 31, 2020, which expires in April 2025.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION

From time to time the Company may be involved in various legal matters in connection with its business operations. Management does not believe that legal proceedings pursuant against the Company or unasserted claims that may result in such proceedings will have a material adverse effect on its business, results of operations, or financial position.

On February 24, 2021, the Company was named as a defendant with multiple defendants in a securities class action lawsuit, Civil Action No. 1:21-cv-1640. This case is in its early stages and based on management's discussions with its legal counsel believes it is too soon to determine what the ultimate outcome may be and the Company intends to defend vigorously against this case.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1.

On December 31, 2020, the Company had net capital of $2,082,667, which was $1,841,093 in excess of its required net capital of $241,574. The Company had aggregate indebtedness of $3,623,606 on December 31, 2020. The Company's capital ratio was 1.74 to 1.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
The Klein Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by The Klein Group, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Amended Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Amended Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in the Amended Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in the Amended Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in the Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Amended Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Melville, NY
March 1, 2021

MARCUMGROUP
MEMBER